

February 24, 2009

<u>**Via Facsimile and U.S. Mail**</u>
Mr. Keith S. Omsberg
Corporate Secretary
Tier Technologies, Inc.
10780 Parkridge Blvd.
Reston, VA 20191

>   **Re: Tier Technologies, Inc.**
>   **Definitive Additional Soliciting Materials filed February 17, 2009 on**
>   **Schedule 14A**
>   **File No. 1-33475**

Dear Mr. Omsberg:

We have reviewed the filing listed above and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Exhibit 99</u>

<u>Appendix-Comparable Performance</u>

1.   We note the data presented regarding Tier's comparable stock performance since the restructuring. We refer you to data presented in the definitive additional soliciting materials filed by the insurgents on February 18, 2009 which sets forth data regarding Tier's comparable stock performance since its initial public offering. While the data shows that Tier outperformed the market, the insurgents' data shows that Tier's stock has under performed as compared to comparable

companies since its IPO.   Please provide support for your findings given this
discrepancy. Advise us of the members of the peer group used in the comparison
and any other significant variables that factored into the comparative analyses.
Where the basis of support for your data are other documents, such as analysts'
reports and newspaper articles, provide either complete copies of the documents
or sufficient pages of information so that we can assess the context of the
information upon which you rely. Mark any supporting documents provided to
identify the specific information upon which Tier relied, such as quoted
statements, financial statement line items, press releases, and mathematical
computations, and identify the sources of all data utilized.

Closing Comments

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the filing persons are in
possession of all facts relating to the filing persons' disclosure, they are responsible for
the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access
to all information you provide to the staff of the Division of Corporation Finance in
our review of your filing or in response to our comment on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions